July 13, 2022

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Great American Life Insurance Company
Registration Statement on Form S-1
File No. 333-263740

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for the Index Achiever Advisory Annuity and the Index Achiever Annuity contract (the “Contracts”). The Company intends to file a complete pre-effective amendment pursuant to Rule 472 under the Securities Act by July 15, 2022.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in conversations that occurred on July 5, 2022 and July 7, 2022. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

Prospectus Cover

1.	Please specify on the cover page the minimum Positive Return Factors that will apply to future Indexed Strategies.

RESPONSE: The Company has made the requested revisions.

2.	In the second sentence of the first paragraph after the table on page 1, please remove the word “particular”.

RESPONSE: The Company has made the requested revision.

Commissioners

July 13, 2022

3.	Please change the end of the 7th bullet point on page 2 to indicate that “the change in the Strategy value will be -10%.”

RESPONSE: The Company has made the requested revision.

4.	In the 10th bullet point on page 2, change the phrase “over the Term” to “for the Term”. Please make this change where appropriate in other parts of the prospectus.

RESPONSE: The Company has made the requested revisions.

5.	Please consider removing the “Availability of Crediting Strategies” section, and any other disclosures that can reduce the length of the cover page.

RESPONSE: The Company has made the requested revision and removed disclosures that seemed less crucial to include on the cover page.

6.	Please remove the 3rd bullet point on Page 3 and move the disclosure in the 4th bullet point so that it appears above the line of asterisks.

RESPONSE: The Company has made the requested revisions.

7.

Please disclose that tax laws are subject to change, and it is possible that a withdrawal to pay advisory fees could be subject to federal and state income taxes, and to a 10% federal penalty tax if made before age 59 1⁄2.

RESPONSE: The Company has made the requested revision.

8.	Please capitalize the first letter in each word of “account value”.

RESPONSE: The Company has made the requested revision.

Special Terms

9.	Please indicate that the Company will not offer strategies in the future that have a Buffer of less than 10%, a Downside Participation Rate of more than 50%, or a Floor lower than -10%.

RESPONSE: The Company has made the requested revisions.

Summary

Indexed Strategies

10.	Please disclose the minimum Caps and Upside Participation Rates.

RESPONSE: The Company has made the requested revisions.

Commissioners

July 13, 2022

11.	Please move the index disclosures out of the Indexed Strategies subsection and into a subsequent section of the prospectus.

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value Before End of Term

12.	Please add a cross-reference to the more detailed disclosure about the Daily Value Percentage.

RESPONSE: The Company has made the requested revision.

Strategy Renewals and Reallocations

13.	Please revise the bullet points to further clarify to which strategy the Company will apply funds when a strategy is unavailable for the next Term and no reallocation request is made.

RESPONSE: The Company has made the requested revisions.

Withdrawals to Pay Advisory Fees

14.	Please replace the phrase “subject to the same rules that apply to all” with “treated like”.

RESPONSE: The Company has made the requested revision.

15.	Before the last sentence in the section, please add the following sentence: “Like other withdrawals, they may reduce the Death Benefit by more than the amount withdrawn.”

RESPONSE: The Company has made the requested revision.

Risk Factors

Loss of Principal Related to Market Value Adjustment

16.	Please add information to this section similar to what was provided in response to Comment 9 above.

RESPONSE: The Company has made the requested revisions.

Effect of All Withdrawals

17.	In this risk factor, please explain that withdrawals may be subject to federal and state income taxes and a 10% federal penalty tax.

RESPONSE: The Company has made the requested revision.

Commissioners

July 13, 2022

Unavailable Indexed Strategies

18.	Please add information to this section to conform with any changes made in response to Comment 13 above.

RESPONSE: The Company has made the requested revisions.

Caps, Buffers, Floors, and Participation Rates

Caps and Upside Participation Rates

19.	In the first sentence of this section, reference is made to a “Strategy”. Please change that reference to “Indexed Strategy”.

RESPONSE: The Company has made the requested revision.

20.

In the third sentence of the first paragraph, please make clear that Caps and Participation Rates will be posted on the website by the close of the prior Strategy Application Date, instead of the “current” Strategy Application Date.

RESPONSE: The Company has made the requested revision.

21.	In Example 2, please change “6-year Buffer Strategy” to “6-year Indexed Strategy”.

RESPONSE: The Company has made the requested revision.

Indexed Strategy Value Before End of Term

Maximum Loss Before the End of a Term

22.	Please indicate that there is no set maximum loss before the end of a Term, because the Indexed Strategy value is determined using the Daily Value Percentage.

RESPONSE: The Company has made the requested revision.

Strategy Selections at Term End

Unavailable Strategies/Default Strategy

23.	Please add information to these sections to conform with any changes made in response to Comment 13 above.

RESPONSE: The Company has made the requested revisions.

Commissioners

July 13, 2022

Availability of Strategies

24.	At the end of the second sentence in the second paragraph, please add “other than the S&P 500 1-Year -10% Floor with Cap Indexed Strategy.”

RESPONSE: The Company has made the requested revision.

Cash Benefit

Withdrawals to Pay Advisory Fees

25.	In the first bullet point, please explain that withdrawals may be subject to federal and state income taxes and a 10% federal penalty tax.

RESPONSE: The Company has made the requested revision.

26.

Please add the following to the end of the last bullet point: “about whether there are sufficient funds in the Declared Rate Strategy to pay those fees, and whether you should pay such fees from other assets.”

RESPONSE: The Company has made the requested revision.

Right to Cancel (Free Look)

27.	Please review to ensure that the disclosures in third paragraph of this section conform with other disclosures throughout the prospectus.

RESPONSE: The Company has added clarifying language to this section.

Federal Tax Considerations

Withdrawals to Pay Advisory Fees

28.	Please review to ensure that this section is consistent with the other sections of the prospectus.

RESPONSE: The Company has reviewed to ensure that this section is consistent with the other sections of the prospectus.

Commissioners

July 13, 2022

Examples: Impact of Withdrawals on Contract Values and Amounts Realized

29.	Please revise the introduction to clarify that Examples A through D are intended to show how a withdrawal affects Indexed Strategy values, instead of Examples A through F.

RESPONSE: The Company has made the requested revision.

30.

Before Example E, add disclosure to clarify that these examples are intended to illustrate how Indexed Strategy values change under different scenarios. Please also indicate that the level assumptions in Example E and F are unlikely to be true in actual experience.

RESPONSE: The Company has made the requested revisions.

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company
John P. Gruber, Great American Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP